UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MARINUS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MATADOR SUBSIDIARY, INC.
a direct wholly-owned subsidiary of
IMMEDICA PHARMA AB
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value
(Title of Class of Securities)
56854Q200
(CUSIP Number of Class of Securities)

Nina Fleck
General Counsel & Compliance Officer
Immedica Pharma AB
Solnavägen 3H
113 63 Stockholm
Sweden
Telephone: +46 (0) 8 533 39 500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Wim De Vlieger
Ryan A. Murr
Branden C. Berns
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Telephone: +1 (415) 393-8200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”), at a purchase price of $0.55 per Share net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among Marinus, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
All of the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Marinus Pharmaceuticals, Inc., a Delaware corporation. Marinus’ principal executive offices are located at 5 Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087. Marinus’ telephone number at such address is (484) 801-4670.
(b)   This Schedule TO relates to the Shares. Marinus has advised Parent that, as of the close of business on January 3, 2025, (i) 55,225,793 Shares had been issued and 55,218,486 Shares were outstanding, (ii) 7,912,002 Shares were subject to outstanding Marinus Stock Options, none of which were In-the-Money Marinus Stock Options, (iii) 1,425,881 Shares were subject to outstanding Marinus Restricted Stock Units and (iv) 2,105,264 Shares were reserved for issuance upon exercise of the Marinus Pre-Funded Warrants. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.
(c)   The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer — Price Range of the Shares; Dividends on the Shares” and is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a), (b), (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “The Offer — Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i) – (viii), (x), (xii), (a)(2)(i) – (v), (vii)    The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi)    Not applicable.

(a)(2)(vi)   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Certain Information Concerning Parent and Purchaser,” “The Offer — Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer — Purpose of the Offer; Plans for Marinus” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (c)(1), (3) – (7)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Price Range of the Shares; Dividends on the Shares,” “The Offer — Purpose of the Offer; Plans for Marinus,” “The Offer — Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
(c)(2)   Not applicable.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (d)    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — Terms of the Offer,” “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” is incorporated herein by reference.
(b)
The Offer is not subject to a financing condition.

Item 8.   Interest in Securities of the Subject Company.
(a), (b)    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer — Certain Information Concerning Parent and Purchaser,” “The Offer — Purpose of the Offer; Plans for Marinus” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a)   The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b)    Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Parent’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the offer is for all outstanding securities of the subject class.
Item 11.   Additional Information.
(a)(1)   The information set forth in the sections of the Offer to Purchase entitled “The Offer — Certain Information Concerning Parent and Purchaser,” “The Offer — Background of the Offer; Past Contacts, Negotiations and Transactions,” “The Offer — Purpose of the Offer; Plans for Marinus” and “The Offer — The Merger Agreement; Other Agreements” is incorporated herein by reference.
(a)(2), (3)    The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “The Offer — Purpose of the Offer; Plans for Marinus,” “The Offer — The Merger Agreement; Other Agreements,” “The Offer — Conditions of the Offer” and “The Offer — Certain Legal Matters” is incorporated herein by reference.

(a)(4)   The information set forth in the sections of the Offer to Purchase entitled “The Offer — Source and Amount of Funds,” “The Offer — Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration” and “The Offer — Certain Legal Matters” is incorporated herein by reference.
(a)(5)   The information set forth in the sections of the Offer to Purchase entitled “The Offer — The Merger Agreement; Other Agreements” and “The Offer — Certain Legal Matters” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase dated January 8, 2025.
(a)(1)(B)*	Form of Letter of Transmittal (including IRS Form W-9 and information pertaining to IRS Form W-8).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Joint Press Release of Marinus Pharmaceuticals, Inc. and Immedica Pharma AB, dated December 30, 2024, attached as Exhibit 99.2 to the Current Report on Form 8-K filed by Marinus Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 30, 2024 (incorporated herein by reference).
(a)(5)(B)	Press Release of Immedica Pharma AB, dated January 8, 2025.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of December 29, 2024, among Immedica Pharma AB, Matador Subsidiary, Inc. and Marinus Pharmaceuticals, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed by Marinus Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 30, 2024 (incorporated herein by reference).
(d)(2)*	Non-Disclosure Agreement, dated October 29, 2024, between Marinus Pharmaceuticals, Inc. and Immedica Pharma AB.
(d)(3)	Form of Tender Agreement, attached as Exhibit 99.1 to the Current Report on Form 8-K filed by Marinus Pharmaceuticals, Inc. with the Securities and Exchange Commission on December 30, 2024 (incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 8, 2025
IMMEDICA PHARMA AB
By
/s/ Anders Edvell

Name:
Anders Edvell

Title:
Chief Executive Officer

MATADOR SUBSIDIARY, INC.
By
/s/ Anders Edvell

Name:
Anders Edvell

Title:
Chief Executive Officer

[Signature Page to Schedule TO]